Exhibit 30 (d)(22)

Amendment

Minnesota Life Insurance Company

[Individual Life New Business  •  400 Robert Street North  •  St. Paul, Minnesota 55101-2098]

Your No Lapse Guarantee Agreement has been amended as follows:

The provision “Are there any limitations on net premium allocations?” has been amended to read as follows:

Yes. The percentage of any net premiums allocated to any variable sub-account may be limited to the maximum variable sub-account percentage. The maximum variable sub-account percentage is shown on the policy data pages. We reserve the right to change or waive the limitation on net premium allocations.

This Amendment is made a part of the policy. The provision herein applies in lieu of any policy provision to the contrary.

/s/ Gary R. Christensen	/s/ Christopher M. Hilger
Secretary	President

ICC20-20214	Minnesota Life Insurance Company 1